FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of December 2002.
Total number of pages: 6.
The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.
(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number		Page Number

1.	[(English Translation) Report on Corporate Stock Repurchase]	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC

Date: December 19, 2002	By:	/s/ MASANORI ITATANI
Masanori Itatani
Director

(English Translation)

Report on Corporate Stock Repurchase
(report pursuant to Article 24-6, paragraph 1 of Securities and Exchange Law)

Director General of Kanto Finance Bureau

December 6, 2002

Nomura Holdings, Inc.
President & CEO Junichi Ujiie

Address of Principal Office: 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo, JAPAN
TEL: 81-3-5255-1000
Contact Person:    Nomura Holdings, Inc.
General Manager of General Affairs Dept. Katsuo Tsunematsu

Address of Nearest Contact: Same as the above
TEL: Same as the above
Contact Person: Same as the above

Locations where Copies of Report of Corporate Stock Repurchase are Available for Public Inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Kabutocho, Nihonbashi, Chuo-ku, Tokyo
Osaka Securities Exchange Co., Ltd.	1-6-10, Kitahama, Chuo-ku, Osaka
Nagoya Stock Exchange Co., Ltd.	3-3-17, Sakae, Naka-ku, Nagoya
Osaka Branch of Nomura Securities Co., Ltd.	2-5-4, Kitahama, Chuo-ku, Osaka
Nagoya Branch of Nomura Securities Co., Ltd.	2-19-22, Nishiki, Naka-ku, Nagoya
Yokohama Branch of Nomura Securities Co., Ltd.	4-52, Onoecho, Naka-ku, Yokohama
Kobe Branch of Nomura Securities Co., Ltd.	1-5-32, Sannomiyacho, Chuo-ku, Kobe
Chiba Branch of Nomura Securities Co., Ltd.	1-14-13, Fujimi, Cho-ku, Chiba

(Note) Although the Securities and Exchange Law does not require us to keep the report for public inspection at Osaka, Nagoya, Yokohama and Kobe Branches of Nomura Securities Co., Ltd., we will do so for investors’ convenience.

(English Translation)

Class of Shares	Common Stock

1.	State of Corporate Stock Repurchase

(1)	State of Repurchase in accordance with the Resolution at Annual General Meeting of Shareholders (“AGM”)

as of November 30, 2002

Section	Number of Shares		Total Value of Shares	Remarks
Resolution at AGM (Resolution on June 26, 2002)	100,000,000 shares		250,000,000,000 yen	(Note	)
Stock repurchase during this reporting month	Nov. 8	1,100,000 shares	1,541,400,000 yen
(Date of Stock Repurchase)	Nov. 13	1,000,000 shares	1,318,571,000 yen
	Nov. 14	1,318,000 shares	1,706,732,000 yen
	Nov. 15	444,000 shares	576,955,000 yen
	Nov. 18	1,539,000 shares	1,990,808,000 yen
	Nov. 19	1,539,000 shares	1,909,317,000 yen
	Nov. 29	60,000 shares	87,180,000 yen
	Total	7,000,000 shares	9,130,963,000 yen
Aggregate number of shares repurchased as of the end of this reporting month	7,000,000 shares		9,130,963,000 yen
Progress with stock repurchase	7%		3.7%

(Note) The ratio of (i) the total number of shares for authorized for repurchase at the annual general meeting of shareholders pursuant to Article 210, paragraph 1 under the Commercial Code divided by (ii) the total number of outstanding shares as of the date of closing of the annual general meeting of shareholders is 5.1%.

(2)	Repurchase from Subsidiaries

Not	applicable.

(3)	Repurchase for Retirement of Shares by Valuation Allowance

Not applicable.

2.	Disposition of Shares Repurchased

Not applicable.

(English Translation)

3.	State of Possession of Shares Repurchased

as of November 30, 2002

Section	Number of Shares	Remarks
Total number of outstanding shares	1,965,919,860 shares
Number of shares repurchased and currently possessed	7,000,000 shares
Number of shares repurchased and currently possessed for retirement of shares by valuation allowance	—

(End)